EXHIBIT 99.1

Northern Dynasty: Two Alaska Native Village Corporations Sue to Stop EPA’s Pebble Project Veto

June 26, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that Iliamna Natives Limited (“INL”) and Alaska Peninsula Corporation (“APC”), two Alaska Native Village corporations representing communities closest to the Pebble Project (“Pebble”), have filed suit against the Environmental Protection Agency (“EPA”) for exceeding its authority with the veto action against Pebble. John Shively, CEO of the Company’s 100%-owned U.S.-based subsidiary Pebble Limited Partnership made the following statement regarding the action:

“The jobs, economic activity and revenue from Pebble would bring significant positive benefits to the communities closest to us, as represented by INL and APC in this lawsuit. From the beginning, the EPA has given little weight to the views expressed by these communities because it did not fit their predetermined narrative against the project.”

“The ‘No Pebble’ scenario for the communities represented by these two village corporations is one in which there is continued outmigration, increased already-higher-than-average cost of living, and lack of opportunities. A desire to change this trajectory and find good jobs for their shareholders is a key underpinning of the litigation filed today. It is ultimately about opportunity and hope.”

“We have local support for the project, and the Final Environmental Impact Statement for Pebble, as published by the U.S. Army Corp of Engineers, describes in detail the potential for many benefits from Pebble including employment, reduction in the cost of living, and significant local tax revenues. It further documents how local fishing permits continue to migrate to non-Alaskans and a high percentage of commercial fishing jobs are held by non-residents.”

“Those who oppose Pebble have not provided any alternative that would improve the economy of this area. These two Native Village Corporations understand that the EPA and our opposition care little about their future.”

Ron Thiessen, President and CEO of Northern Dynasty, said “We have support from local Native Village Corporations because Pebble represents the opportunity of a brighter future for these communities. This is how the Alaska model works. With its illegal veto, the EPA is robbing them of that future.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, including the legal action described above, development and production for the Pebble Project are forward-looking statements. Such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits or regarding the ability of NDM to develop the Pebble Projects in light of the EPA’s Final Determination and the USACE’s actions described above.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2023, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2023 and for the three months ended March 31, 2024 as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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